Exhibit 99.1

China Hydroelectric Corporation Announces Record Results for the Fourth Quarter and Fiscal Year 2012

-  Quarterly Revenue Increased 25% to $12.4 Million –

-  Quarterly Adjusted EBITDA Increased 83% to $4.4 Million –

-  Annual Revenue Increased 56% to $85.4 Million –

-  Annual Adjusted EBITDA Increased 86% to $58.5 Million –

Beijing, April 10, 2013— China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced its unaudited financial results for the fourth quarter and twelve months ended December 31, 2012.

Mr. Amit Gupta, Chairman of China Hydroelectric, stated, “We are pleased with CHC’s progress and achievements during 2012.  We entered the year with the intent of recovering from the difficulties caused by an unusually dry year in 2011 in Fujian and Zhejiang provinces, and succeeded due to favorable hydrological conditions and the focus and determination of our workforce. CHC’s revenue grew to record levels, and we generated meaningful cash flow, thus improving our financial health.  We strive to ensure that 2013 is another year of meaningful improvement on several levels, as we strengthen our management team, optimize our operating capability, and further strengthen our balance sheet.”

Dr. You Su-Lin, interim Chief Executive Officer noted, “During the quarter we exceeded our core operational goals by improving production efficiency and rationalizing costs. Combined with favorable rainfall in Fujian and Zhejiang provinces, and the impact of several tariff increases during the year, we were able to achieve record revenue. We also improved our liquidity position through the sale of the Yuheng hydroelectric project and the refinancing of $121.8 million of debt. We are working on additional non-dilutive financing opportunities and aim to resolve any remaining liquidity challenges in the near future.”

General

The following table presents precipitation levels for the regions as a percentage of historical long term average for the periods indicated. Precipitation is one of the principal factors affecting the Company’s revenues, profitability and cash generated by operations. Other factors include, but are not limited to: upstream reservoir conditions; the cascading effects of multiple hydroelectric power projects on a single waterway; and upstream precipitation levels in the Company’s river basins. The various provinces in which the Company operates are subject to different weather patterns or systems and precipitation fluctuates from region to region and quarter to quarter. On a total portfolio basis the Company’s facilities experienced below average precipitation in 2011 and above average precipitation in 2012.

Precipitation – Percentage of Long-Term Average * †

Province	Q4 2012	Q4 2011	Fiscal 2012	Fiscal 2011	Fiscal 2010
Zhejiang	168%	117%	134%	70%	130%
Fujian	211%	111%	128%	62%	114%
Yunnan	65%	82%	87%	86%	N/M
Total Company	152%	110%	121%	84%	120%

* Source: Data collected by the Company and by provincial and national meteorological recording stations

†The Company has refined collection of precipitation data since our last press release and believes refined collections are more representative of historical data.

N/M – Not material.

The following table presents some key comparative financial and other information (in US$ millions, except for electricity sold, effective tariff, per ADS data and percentages):

Summary Data	Q4 2012	Q4 2011	% Change	Fiscal Year 2012	Fiscal Year 2011	% Change
Continuing Operations
Electricity sold (millions kWh)	282.1	224.3	26%	1,768.0	1,262.3	40%
Effective tariff (RMB/kWh)	0.29	0.30	-3%	0.33	0.30	10%
Average effective utilization rate	24.7%	19.6%	26%	39.2%	28.1%	40%
Revenues	12.4	9.9	25%	85.4	54.6	56%
Gross profit	2.7	1.3	108%	49.6	23.3	113%
Adjusted EBITDA(1)	4.4	2.4	83%	58.5	31.5	86%
Impairment loss on long-lived assets	—	(11.6)	100%	—	(11.6)	100%
Impairment loss on goodwill	—	(11.4)	100%	—	(11.4)	100%
Stock-based compensation expense	(0.1)	(7.6)	99%	(0.2)	(10.5)	98%
GAAP net (loss)	(8.1)	(34.3)	76%	(1.2)	(45.4)	97%
GAAP net (loss) per ADS	(0.15)	(0.64)	77%	(0.02)	(0.87)	98%
Non-GAAP net (loss)/gain (2)	(7.1)	(11.2)	37%	0.10	(19.0)	101%
Non-GAAP net (loss) per ADS (2)	(0.13)	(0.21)	38%	(0.00)	(0.36)	100%
Net gain/(loss) from discontinued operations	1.1	(0.2)	650%	3.9	(0.3)	1400%

(1)         See “Net (loss) to adjusted EBITDA reconciliation” below

(2)         See “GAAP net (loss) to non-GAAP net (loss) reconciliation” below

Fourth Quarter Ended December 31, 2012 Financial and Operational Results

Revenues

Revenues, net of value added taxes, from continuing operations for the fourth quarter of 2012 were $12.4 million, an increase of 25%, or $2.5 million, from $9.9 million for the fourth quarter of 2011. This increase was principally due to better than average hydrological conditions in Zhejiang and Fujian provinces in the current quarter compared to the fourth quarter of 2011.

The Company sold 282.1 million kWh from continuing operations in the fourth quarter of 2012, an increase of 57.8 million kWh, or 26%, from 224.3 million kWh sold in the fourth quarter of 2011.

The consolidated effective utilization rate from continuing operations for the fourth quarter of 2012 was 24.7%, compared to 19.6% in the fourth quarter of 2011. The higher consolidated effective utilization rate in the current period was principally the result of above average precipitation in Zhejiang and Fujian provinces, partially offset by below average precipitation in Yunnan province.

The effective tariff for the fourth quarter of 2011 and 2012 were RMB 0.296/kWh and RMB 0.292/kWh, respectively.

Cost of Revenues

Cost of revenues for the fourth quarter of 2012 was $9.7 million, as compared to $8.6 million for the fourth quarter of 2011, primarily due to higher variable costs as a result of increased rainfall in the fourth quarter of 2012. Such variable costs primarily include (i) an increase in repairs and maintenance costs to $2.0 million in the fourth quarter of 2012 from $1.2 million in the fourth quarter of 2011, (ii) an increase in operating expense and labor cost to $1.4 million in the fourth quarter of 2012 from $1.3 million in the fourth quarter of 2011, and (iii) an increase in depreciation and amortization (non-cash expenses included in cost of revenues from continuing operations) to $5.7 million for the fourth quarter of 2012 compared to $5.5 million for the fourth quarter of 2011.

Gross Profit and Margin

Gross profit for the fourth quarter of 2012 increased 108% to $2.7 million, from $1.3 million in the prior year fourth quarter period. Gross margin for the fourth quarter of 2012 increased to 22% compared to 13% in the same period of 2011 primarily due to increased revenues and the fixed nature of certain expenses included in cost of revenues.

Operating Expenses

General and administrative expenses (“G&A expenses”) for the fourth quarter of 2012 decreased 55% to $6.4 million, from $14.3 million for the fourth quarter of 2011. The decrease was due to lower non-cash employee stock-based compensation expense of $0.06 million in the fourth quarter of 2012 compared to $7.6 million in the same period in 2011 due to the unamortized cost of stock-based compensation pertaining to 2009 and 2010 stock option grants that were written off in the fourth quarter of 2011, partially offset by approximately $1.8 million in termination expenses for the Company’s former senior management in the fourth quarter of 2012.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to China Hydroelectric Corporation shareholders increased 83% to $4.4 million in the fourth quarter of 2012 compared to $2.4 million in the same period of 2011. Adjusted EBITDA margin increased to 36% for the fourth quarter of 2012 compared to 22% in the same period of 2011 due to favorable hydrological conditions and higher tariffs as previously mentioned.

Interest Expenses

Interest expenses, net, were $6.7 million during the fourth quarter of 2012 compared to $7.9 million in the same period of 2011. The decrease was primarily due to a decrease in interest payments owed to original shareholders of acquired subsidiaries.

GAAP and Non-GAAP Net Income / Loss

Net loss attributable to China Hydroelectric Corporation shareholders declined to $8.1 million in the fourth quarter of 2012 compared to net loss of $34.3 million in the same period in 2011. The fourth quarter is historically a dry season with lower revenue. We have also accrued $1.8 million termination expenses for the Company’s former management.

Non-GAAP net loss was $7.1 million, or $0.13 net loss per diluted ADS, for the fourth quarter of 2012 compared to net loss of $11.2 million, or $0.21 net loss per diluted ADS, for the fourth quarter of 2011. For reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net (Loss) to Non-GAAP Net (Loss) Reconciliation.”

Weighted average American depository shares (“ADSs”) used in the fourth quarter of 2012 and 2011 earnings per share calculation were 54.0 million ADSs, representing 162.0 million ordinary shares, and 54.0 million ADSs, representing 162.0 million ordinary shares, respectively.

Year Ended December 31, 2012 Financial and Operational Results

Revenues

Revenues, net of value added taxes, from continuing operations for the year ended December 31, 2012 were $85.4 million, an increase of 56%, or $30.8 million, from $54.6 million for the year ended December 31, 2011. This increase was principally due to better than average hydrological conditions in Zhejiang and Fujian provinces in the year 2012 compared to 2011 and a higher effective tariff rate due to the tariff increases at some of the projects in Fujian and Yunnan provinces.

The Company sold 1,768.0 million kWh from continuing operations in the year ended December 31, 2012, an increase of 505.7 million kWh, or 40%, from 1,262.3 million kWh sold in the year ended December 31, 2011.

The consolidated effective utilization rate from continuing operations for the year ended December 31, 2012 was 39.2%, compared to 28.1% in the year ended December 31, 2011. The higher consolidated effective utilization rate was principally the result of above average precipitation in Zhejiang and Fujian provinces compared to below average precipitation in 2011, offset by below average precipitation in Yunnan province.

The effective tariff increased from RMB 0.30/kWh in 2011 to RMB 0.33/kWh in the year ended December 31, 2012. The increase is attributed to the tariff increases the Company has received, and higher revenue contribution from projects located in Fujian and Zhejiang provinces, where tariffs are higher than in Yunnan province.

Cost of Revenues

Cost of revenues for the year ended December 31, 2012 was $35.8 million, as compared to $31.3 million for the year ended December 31, 2011, primarily due to higher variable costs as a result of more favorable rainfall in the year 2012 as well as corresponding increases in maintenance expenses. The increases include primarily: (i) an increase in repair and maintenance costs to $3.3 million in 2012 from $2.3 million in 2011, (ii) an increase in operating and labor costs to $7.2 million in 2012 from $5.5 million in 2011, (iii) an increase in depreciation and amortization, non-cash expenses from continuing operations to $22.6 million in 2012, as compared to $21.6 million in 2011.

Gross Profit and Margin

Gross profit for the year ended December 31, 2012 increased 113% to $49.6 million, from $23.3 million in the year ended December 31, 2011. Gross margin for the year ended December 31, 2012 was 58% compared to 43% in the same period of 2011 primarily due to increased revenues and the fixed nature of certain expenses included in cost of revenues.

Operating Expenses

G&A expenses for the year ended December 31, 2012 decreased to $20.3 million, or 24% of revenues, compared to $28.9 million, or 53% of revenues for the year ended December 31, 2011. Stock-based compensation expenses were $0.2 million in 2012 compared to $10.5 million in 2011 as a result of the unamortized cost of stock-based compensation pertaining to 2009 and 2010 stock option grants that were written off in the fourth quarter of 2011, offset by non-recurring costs related to the Extraordinary General Meeting of shareholders (“EGM”) of approximately $1.6 million and termination expenses of approximately $1.8 million for the company’s former senior management.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to China Hydroelectric Corporation shareholders increased 86% to $58.5 million for the year ended December 31, 2012 from $31.5 million for the year ended December 31, 2011. Adjusted EBITDA margin increased to 65% for the year ended December 31, 2012 compared to 53% in the same period of 2011 due to the effect of favorable hydrological factors in Zhejiang and Fujian provinces.

Interest Expenses

Interest expenses, net, were $28.0 million during the year ended December 31, 2012 compared to $24.7 million in the same period of 2011. The increase was primarily due to an increase in interest payments on loans from unrelated parties carried forward from 2011.

GAAP and Non-GAAP Profit/Loss

Net loss attributable to China Hydroelectric Corporation shareholders was $1.2 million for the year ended December 31, 2012 compared to a net loss of $45.4 million in the same period in 2011 principally due to more favorable hydrological conditions and a gain from the sale of the Company’s Yuanping hydroelectric power project, partially offset by the accrual of EGM-related costs and executive-level termination costs. For the year ended December 31, 2011, the Company recorded impairment losses on long-lived assets and impairment loss on goodwill of $11.6 million and $11.4 million, respectively.

The Company recorded a non-GAAP net gain of $0.1 million, or $0.00 per ADS, for the year ended December 31, 2012 compared to net loss of $19.0 million, or ($0.36) per ADS, for the year ended December 31, 2011. For reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net (Loss) to Non-GAAP Net (Loss) Reconciliation.”

Weighted average ADSs used in the year ended December 31, 2012 and 2011 earnings per share calculation were 54.0 million ADSs, representing 162.0 million ordinary shares, and 52.2 million ADSs, representing 156.5 million ordinary shares, respectively.

Liquidity

Over the course of 2012, the company reduced its working capital deficiency by 42% to $81 million, from $138.7 million at the close of 2011.  The Company raised $121.8 million through borrowings from banks and other institutions.  In addition, the company generated consideration of RMB 279.0 million ($44.3 million) by entering a Share Transfer Agreement with a third party to sell Yuheng, a 30 megawatt project located in Fujian province.  The consideration includes assumption of debt by the purchaser.  Cash flow improved during the year due to the favorable revenue effect of above-average precipitation, and the cost reduction efforts initiated in the fourth quarter of 2012.

Investors should expect the company to have a working capital deficit in the foreseeable future, due to the use of leverage to finance the construction and acquisition of hydroelectric projects.  The Company regularly raises funds through various means, such as new borrowings from banks and other non-financial institutions.  New borrowings are used for multiple purposes, such as daily operating liquidity, to fund new projects or acquisitions, and to refinance existing short-term loans into longer-term debt.

Historically, the Company relied on the ready availability of credit in China to fund its operations and expansion. Commencing in 2011 and extending into 2012, the Company’s ability to obtain financing from its principal lenders in China was constrained by restrictions on bank lending imposed by the central government in an effort to contain inflation.  The Company has started exploring wider forms of financing since Q4 2012 and is currently in various stages of negotiations with a number of financial institutions that could provide refinancing packages to extend the duration of the company’s debt obligations.

Management remains confident in the company’s ability to secure capital in order to fund its liquidity needs, debt obligations and growth plans, but obtaining financing cannot be guaranteed.  In the event that CHC fails to raise funds sufficient to meet its liquidity needs, the company may be forced to substantially curtail its operations or otherwise take measures that would materially and adversely affect its current operations and business prospects.

Business Updates

The following table shows the projects acquired and sold in 2011 and 2012.

Project Name	Date Acquired/(Sold)	Capacity
Dazhaihe Acquisition (100% interest)	April 10, 2011	15.0 MW
Yuanping Sale (100% interest)	(March 2, 2012)	(16.0 MW	)
Yuheng Sale(100% interest)	(October 31, 2012)	(30.0 MW	)

The sale of the Yuanping and Yuheng power projects provided the Company with a gain of $1.4 million and $1.4 million, net of taxes, respectively.

First Quarter 2013 Precipitation Update

Subject to an update on detailed precipitation changes of the first quarter of 2013 in our next quarter press release, regional precipitation imbalances continued into the first quarter 2013. Yunnan continued to face drought conditions and Fujian and Zhejiang experienced at- or above-average levels of precipitations.

Non-GAAP Net (Loss) Figures

Non-GAAP net (loss) for the year ended December 31, 2011 and 2012 and the fourth quarter of 2011 and 2012, excludes the following non-cash charges: stock-based compensation expenses, exchange gains or losses and the change in fair value of warrant liabilities. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net (Loss) to Non-GAAP Net (Loss) Reconciliation.”

Net Income to Adjusted EBITDA Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of warrant liabilities, provision for impairment allowance for doubtful accounts on amount due from related party and prepayments and other current assets, impairment loss on long-lived assets, and impairment loss on goodwill. For further details, see the table entitled “Net income/(loss) to adjusted EBITDA reconciliation.”

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific) /9:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Thursday, April 11, 2013 to discuss its fourth quarter and full year 2012 financial results and recent business activities. To access the live teleconference, please dial (US) +1-888-417-8516 or (International) +1-719-457-1512, and enter pass code 4663764. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link: http://public.viavid.com/index.php?id=104110, or at ViaVid’s website at http://viavid.com.

A playback will be available through April 25, 2013, by dialing (US) +1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4663764.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.  Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning, the Company’s ability to meet its short-term liquidity needs, the availability of restructuring measure or of lending by financing sources, including banks in China, the regulatory environment, and the business outlook for 2013. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, the availability of financing from lenders in China due to bank restrictions or otherwise, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on or about April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net (loss) to adjusted EBITDA reconciliation” and “GAAP Net (Loss) to Non-GAAP Net (Loss) Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

Statement Regarding Unaudited Financial Information

The financial information set forth in this press release is unaudited and subject to adjustments.  Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

For further information, please contact:

China Hydroelectric Corporation

Scott Powell

Investor Relations and Corporate Communications

Phone (U.S.): +1-646-650-1351

Email: ir@chinahydroelectric.com

ICR, LLC

William Zima

Managing Director

Phone (U.S.): +1-646-308-1635

Phone (China): +86-10-6583-7511

Email: william.zima@icrinc.com

James Hull Financial Analyst Phone (China): +86-10-6408-2341

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ 000’s, except for share and per share data)

	Three Months Ended		Year Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Continuing Operations:
Revenues	12,375	9,912	85,388	54,597
Cost of revenues	(9,667)	(8,615)	(35,795)	(31,314)
Gross profit	2,708	1,297	49,593	23,283
Operating expenses
General and administrative expenses	(6,390)	(14,324)	(20,348)	(28,896)
Impairment loss on long-lived assets	—	(11,590)	—	(11,590)
Impairment loss on goodwill	—	(11,388)	—	(11,388)
Total operating expenses	(6,390)	(37,302)	(20,348)	(51,874)
Operating (loss) income	(3,682)	(36,005)	29,245	(28,591)
Interest income	64	43	84	101
Interest expense	(6,733)	(7,923)	(28,070)	(24,757)
Changes in fair value of warrant liabilities	(43)	632	(399)	951
Exchange (loss) gain	(40)	(109)	28	(851)
Other income (loss), net	475	(415)	507	(334)
(Loss) income before income tax expenses	(9,959)	(43,777)	1,395	(53,481)
Income tax expense	709	381	(6,451)	(1,527)
Net (loss) from continuing operations	(9,250)	(43,396)	(5,056)	(55,008)

Net income(loss) from discontinued operations	1,138	(193)	3,907	(282)

Net(loss)	(8,112)	(43,589)	(1,149)	(55,290)

Net loss (income) attributable to non-controlling interests	48	9,259	(94)	9,901

Net (loss) gain attributable to China Hydroelectric Corporation shareholders	(8,064)	(34,330)	(1,243)	(45,389)
- Continuing operations	(9,202)	(34,137)	(5,150)	(45,107)
- Discontinued operations	1,138	(193)	3,907	(282)

Other Comprehensive income (loss), net of taxes
Foreign currency translation adjustments	2,004	2,890	(1,413)	20,394
Defined benefit pension and postretirement plans	33	(33)	33	(33)
Other comprehensive income (loss)	2,037	2,857	(1,380)	20,361
Comprehensive (loss)	(6,075)	(40,732)	(2,529)	(34,929)
Less: comprehensive loss (income) attributable to non-controlling interest	65	8,944	(85)	9,586
Comprehensive (loss) attributable to CHC shareholders	(6,010)	(31,788)	(2,614)	(25,343)
GAAP net(loss) per ADS — basic and diluted	(0.15)	(0.64)	(0.02)	(0.87)
From continuing operation	(0.17)	(0.64)	(0.09)	(0.86)
From discontinued operation	0.02	0.00	0.07	(0.01)
GAAP net (loss) per share — basic and diluted	(0.05)	(0.21)	(0.01)	(0.29)
From continuing operation	(0.06)	(0.21)	(0.03)	(0.29)
From discontinued operation	0.01	0.00	0.02	0.00

Weighted average American Depository Shares — basic and diluted	53,996,366	53,993,439	53,996,366	52,168,359
Weighted average ordinary shares — basic and diluted	161,989,097	161,980,316	161,989,097	156,505,076

CHINA HYDROELECTRIC CORPORATION

GAAP NET (LOSS) TO NON-GAAP NET (LOSS) RECONCILIATION

(In US$ 000’s)

	Three Months Ended		Year Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Net (loss) attributable to CHC shareholders	(8,064)	(34,330)	(1,243)	(45,389)
Non-GAAP adjustments:
Stock-based compensation expense (1)	59	7,621	166	10,479
Exchange (gain) loss	40	109	(28)	851
Change in fair value of warrant liabilities(2)	43	(632)	399	(951)
Bad debt	792	1,256	792	1,256
Assets impairment loss	—	4,984	—	4,984
Goodwill impairment loss	—	9,795	—	9,795
Non-GAAP net (loss)/gain	(7,130)	(11,197)	86	(18,975)

Non-GAAP net (loss) per ADS — basic and diluted (3)	(0.13)	(0.21)	0.00	(0.36)
From continuing operation	(0.15)	(0.21)	(0.07)	(0.35)
From discontinued operation	0.02	0.00	0.07	(0.01)
Non-GAAP net (loss) per ordinary share — basic and diluted	(0.04)	(0.07)	0.00	(0.12)
From continuing operation	(0.05)	(0.07)	(0.02)	(0.12)
From discontinued operation	0.01	0.00	0.02	0.00

Weighted average American depository shares — basic and diluted	53,996,366	53,993,439	53,996,366	52,168,359
Weighted average ordinary shares — basic and diluted	161,989,097	161,980,316	161,989,097	156,505,076

(1)   Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(2)   Warrant liabilities Related Items: We provide non-GAAP information relative to the change in fair value of warrant liabilities. We include the change in fair value of warrant liabilities in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“FASB ASC Topic 815”). Because of varying available valuation methodologies, and subjective assumptions, which affect the calculations of the change in fair value of warrant liabilities, we believe that the exclusion of the change in fair value of warrant liabilities allows for more accurate comparisons of our operating results to our peer companies. Because of the characteristics of warrant liabilities, management excludes the change in fair value when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3)   The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

(4)   All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ 000’s)

	As of December 31,	As of December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	13,138	8,391
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2011 and 2012)	5,772	4,246
Notes receivable	1,877	—
Deferred tax assets	1,659	1,799
Amounts due from related parties(net of allowance for doubtful accounts of US$1,334 and US$1,338 as of December 31, 2011 and 2012, respectively)	86	—
Prepayments and other current assets (net of provision for impairment allowance of US$714 and US$1,560 as of December 31, 2011 and 2012, respectively)	14,150	2,999
Assets classified as held-for-sale	—	21,693
Total current assets	36,682	39,128

Non-current assets:
Property, plant and equipment, net	548,511	580,964
Land use right, net	48,640	50,666
Intangible assets, net	4,660	5,788
Goodwill	112,481	135,651
Deferred tax assets	1,329	1,767
Other non-current assets	2,013	951
Total non-current assets	717,634	775,787

TOTAL ASSETS	754,316	814,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,124	5,251
Short-term loans	21,676	20,881
Current portion of long-term loans	35,537	51,651
Amounts due to related parties	12,705	12,174
Accrued expenses and other current liabilities	43,825	75,002
Deferred tax liabilities	—	536
Warrant liabilities	839	440
Liabilities directly associated with the assets classified as held-for-sale	—	11,920
Total current liabilities	117,706	177,855

Non-current liabilities:
Long term loans	212,970	215,382
Deferred tax liabilities	24,345	26,563
Other non-current liabilities	6,780	237
Total non-current liabilities	244,095	242,182

TOTAL LIABILITIES	361,801	420,037

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of December 31, 2011 and 2012; 161,989,097 shares issued and outstanding as of and December 31, 2011 and 2012)	162	162
Additional paid in capital	509,665	509,499
Accumulated other comprehensive income	41,597	42,968
Accumulated deficit	(159,472)	(158,229)
Total China Hydroelectric Corporation shareholders’ equity	391,952	394,400
Non-controlling interests	563	478
TOTAL SHAREHOLDER’S EQUITY	392,515	394,878

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	754,316	814,915

CHINA HYDROELECTRIC CORPORATION

NET (LOSS) TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended		Year Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Net (loss) attributable to China Hydroelectric Corporation shareholders	(8,064)	(34,330)	(1,243)	(45,389)
Interest expenses, net	6,450	7,674	27,145	23,710
Other non-cash charges, including exchange loss, change in fair value of warrant liabilities, and stock-based compensation expense	142	7,098	537	10,379
Income tax expenses	(647)	(340)	6,295	1,556
Interest expenses, income tax expenses, depreciation and amortization related to discontinued operations	139	1,043	2,743	3,974
Provision for impairment allowances for doubtful accounts on amount due from related party and prepayments and other current assets	792	1,256	792	1,256
Impairment loss on long-lived assets	—	4,984	—	4,984
Impairment loss on goodwill	—	9,795	—	9,795
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,627	5,211	22,222	21,225
EBITDA, attributable to China Hydroelectric Corporation shareholders, as adjusted	4,439	2,391	58,491	31,490

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted	36%	22%	65%	53%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability, stock-based compensation, bad debt, impairment loss on long-lived assets, and impairment loss on goodwill. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

All the reconciliation items are attributed to China Hydroelectric Corporation Shareholders.

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted, is calculated by dividing the period’s EBITDA by net revenue including discontinued operations.

CHINA HYDROELECTRIC CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ 000’s)

	Year Ended
	December 31, 2012	December 31, 2011
Cash flows from operating activities:
Net (loss)	(1,149)	(55,290)
Adjustments to reconcile net (loss) to net cash generated from operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	23,780	23,341
Impairment loss on goodwill	—	11,388
Impairment loss on long-lived assets	—	11,590
Deferred income taxes	(163)	(485)
Changes in fair value of warrant liabilities	399	(951)
Amortization of debt issuance costs	191	19
Authorization of government grant	(3)	(3)
Stock-based compensation expense	166	10,479
Loss from disposal of property, plant and equipment	508	266
Exchange (gain)loss	(28)	851
Gain from disposal of discontinue operation	(2,767)	—
Gain from extinguishment of amounts due to original shareholders of acquired subsidiaries	(462)	—
Provision for impairment allowance on prepayments and other current assets	843	696
Provision for impairment allowance on doubtful accounts on amount due from related party	—	1,302
Net pension cost recognized	33	173
Changes in operating assets and liabilities:
Accounts receivable	(1,797)	242
Notes receivable	(1,874)	—
Prepayments and other current assets	(463)	310
Other non-current assets	779	(344)
Accounts payable	(345)	(42)
Amounts due to related parties	(2)	—
Other non-current liabilities	6,578	5
Accrued expenses and other current liabilities	(1,524)	(1,903)
Net cash provided by operating activities	22,700	1,644
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(8,923)	(19,330)
Advances to an acquired business prior to the acquisition date	—	—
Proceeds from the disposal of subsidiaries	20,212	—
Cash deposit for potential acquisitions	—	(696)
Acquisition of property, plant and equipment	(7,091)	(1,490)
Proceeds from disposal of property, plant and equipment	35	112
Payment to contractors for construction projects	(6,931)	(3,330)
Loans to a related party	(86)	—
Net cash used in investing activities	(2,784)	(24,734)
Cash flows from financing activities:
Purchase of subsidiary shares from non-controlling interests	—	(1,204)
Proceeds from short-term loans	28,070	23,066
Proceeds from long-term loans	72,947	45,823
Proceeds from loans from related parties	572	1,263
Proceeds from loans from third party	20,161	17,456
Proceeds from exercised warrants	—	10,036
Payment of debt issuance costs	(704)	—
Repayment of loans from related party	(69)	—
Repayment of loans from third party	(38,136)	(10,637)
Repayment of short-term loans	(28,051)	(20,889)
Repayment of long-term loans	(69,986)	(66,955)
Net cash used in financing activities	(15,196)	(2,041)
Net increase (decrease) in cash and cash equivalents	4,720	(25,131)
Effect of changes in exchange rate on cash and cash equivalents	16	76
Cash and cash equivalents at the beginning of the year	8,402	33,457
Cash and cash equivalents at the end of the year	13,138	8,402